UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SYMMETRICOM, INC.

(Name of Subject Company)

SYMMETRICOM, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

Elizabeth A. Fetter

Chief Executive Officer

2300 Orchard Parkway

San Jose, California 95131-1017

(408) 433-0910

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ora T. Fisher, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

Telephone: (650) 328-4600

Facsimile: (650) 463-2600

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Symmetricom, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (“Shares”), at a purchase price of $7.18 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on October 28, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the first paragraph under the heading “Regulatory Approvals”:

“On October 28, 2013, each of Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger.  The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time on November 12, 2013, unless the FTC and Antitrust Division grant early termination of the waiting period, or Parent receives a request for additional information or documentary material prior to that time.  If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request.  Only one (1) extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules.  After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs following the end of the section with the heading “Regulatory Approvals”:

“Litigation.

On October 29, 2013 the Company, members of the Company Board, Purchaser, and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Superior Court of the State of California, County of Santa Clara, and captioned Barron Young v. Symmetricom, Inc. et al., Case Number 3CV255292 (the “Young Action”).  The Young Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Company Board breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) Purchaser and Parent allegedly aided and abetted those breaches, and (iii) the proposed compensation payable to plaintiff and the class in the transactions contemplated by the Merger Agreement is unfair and inadequate. The Young Action seeks, among other relief, to enjoin the defendants from consummating the transactions contemplated by the Merger Agreement, rescission to the extent such transactions are consummated and attorneys’ fees and costs.

The Company’s management believes that the claims asserted in the lawsuit are without merit and intends to defend its position.  However, a negative outcome in this lawsuit could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement.  The Company is not currently able to predict the outcome of this lawsuit with any certainty.  Additional lawsuits arising out of or relating to the Merger Agreement may be filed in the future.  If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(11)

Complaint filed by Barron Young on behalf of himself and all others similarly situated, on October 29, 2013, in the Superior Court of the State of California, County of Santa Clara (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Symmetricom, Inc.

By:	/s/ Elizabeth A. Fetter
Name:	Elizabeth A. Fetter
Title:	President and Chief Executive Officer

Dated: November 1, 2013